Filed by Webster Financial Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:  Sterling Bancorp
Commission File No.:  001-35385
Date:  April 19, 2021

The following document was made available to employees of Webster Financial Corporation on April 19, 2021.

KEY MESSAGES
•	Webster and Sterling are uniting to create a powerhouse bank with over $63 billion in assets.
•	As a combined bank, we will drive growth within differentiated lines of business and create opportunity to invest in technology and digital capabilities.
•	We are two high-performing companies with similar values and an established culture of delivering superior performance and service for our customers and clients, our communities and each other.

Webster and Sterling are uniting to create a powerhouse bank with over $63 billion in assets.
•	Together, we will have $52 billion in deposits, $42 billion in total loans (80% of which are commercial), and 225 banking centers across the footprint.
•
The combined company will be called Webster Financial Corporation (NYSE: WBS) and the combined bank will be called Webster Bank.  Chairman and CEO of Webster John R. Ciulla will serve as the President and CEO, and President and CEO Jack Kopnisky of Sterling will serve as the Executive Chairman. There will be a combined executive management team, and the board of directors will have representation from each company.

•	The new corporate headquarters will be in Stamford, Connecticut. There will also be a presence in Waterbury, Connecticut and Pearl River, New York.
•	We will move forward with an integration plan while anticipating closing in late 2021 following receipt of required regulatory and shareholder approvals.
As a combined bank, we will drive growth within differentiated lines of business and create opportunity to invest in technology and digital capabilities.
•
This proposed merger will allow us to create capacity for long-term investments.  These will be realized with efficiency improvements that will benefit our differentiated business lines and client-facing digital capabilities.

•	The combined companies will offer market-leading performance and continue to deepen relationships with our clients and our communities.
•	The integration brings together the best of each organization’s culture, robust risk management approach and commitment to deliver for our customers, employees, shareholders and communities.

Commercial Banking
•	Our compatible commercial banking models benefit clients through niche expertise, local scale and strong core deposit funding bases.
•	The combined commercial team brings expertise and market knowledge to become the preferred banking partner for targeted segments.
HSA Bank
•	As a top national health savings account provider with over three million customers, the combined company will provide increased capacity for growth and investments in technology.
Retail Banking
•	As a regional leader serving consumers and small businesses, we will deploy innovative digital banking capabilities to meet changing customer expectations.
We are two high-performing companies with similar values and an established culture of delivering superior performance and service for our customers and clients, our communities and each other.
Customers and Clients
•	The customer and client experience will improve as we expand our products and services and make investments in technology and digital capabilities.
•	We will maintain our high-touch customer service and relationship management approach.
Communities
•	We are proud of our history of good corporate citizenship, and will maintain our long-standing dedication to community development.
•	Our commitment to sustainability, governance and social responsibility efforts remains an integral part of the way we do business.
Employees
•	We will be able to attract and retain top talent and invest in employee development.
•	Our values-based cultures foster a diverse, equitable and inclusive workplace, and we share the belief that our bankers are our most valuable asset.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Webster and Sterling, the expected timing of completion of the transaction, and other statements that are not historical facts.  Such statements are subject to numerous assumptions, risks, and uncertainties.  Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements.  Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations.  The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.
While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements:  changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and our business, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Webster and Sterling; the outcome of any legal proceedings that may be instituted against Webster or Sterling; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain stockholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Webster and Sterling do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Webster and Sterling successfully; the dilution caused by Webster’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Webster and Sterling.  Additional factors that could cause results to differ materially from those described above can be found in Webster’s Annual Report on Form 10-K for the year ended December 31, 2020, which is on file with the Securities and Exchange Commission (the “SEC”) and available on Webster’s investor relations website, https://webster.gcs-web.com/, under the heading “Financials” and in other documents Webster files with the SEC, and in Sterling’s Annual Report on Form 10-K for the year ended December 31, 2020, which is on file with the SEC and available on Sterling’s website, https://sterlingbancorp.com/, under the heading “Financial Information” and in other documents Sterling files with the SEC.
All forward-looking statements speak only as of the date they are made and are based on information available at that time.  Neither Webster nor Sterling assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.  As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION
In connection with the proposed transaction, Webster will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Webster and Sterling and a Prospectus of Webster, as well as other relevant documents concerning the proposed transaction.  The proposed transaction involving Webster and Sterling will be submitted to Sterling’s stockholders and Webster’s stockholders for their consideration.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND STOCKHOLDERS OF WEBSTER AND STOCKHOLDERS OF STERLING ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Webster and Sterling, without charge, at the SEC’s website (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Kristen Manginelli, Director of Investor Relations, Webster Financial Corporation, 145 Bank Street, Waterbury, Connecticut 06702, (203) 578-2202 or to Emlen Harmon, Managing Director, Investor Relations, Sterling Bancorp, Two Blue Hill Plaza, Second Floor, Pearl River, New York 10965, (845) 369-8040.
PARTICIPANTS IN THE SOLICITATION
Webster, Sterling, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster and Sterling in connection with the proposed transaction under the rules of the SEC.  Information regarding Webster’s directors and executive officers is available in its definitive proxy statement relating to its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2021, and other documents filed by Webster with the SEC.  Information regarding Sterling’s directors and executive officers is available in its definitive proxy statement relating to its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 14, 2021, and other documents filed by Sterling with the SEC.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.